Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 2, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING LETTER WAS MAILED TO SHAREHOLDERS OF FIRST UNION

First Union Corporation                                      G. Kennedy Thompson
One First Union Center                                   Chairman, President and
301 South College Street                                 Chief Executive Officer
Charlotte, North Carolina 28288-0005

  [FIRST UNION
logo appears here]


                                       YOUR VOTE IS VERY IMPORTANT


Dear fellow First Union shareholders:

In April, we announced that First Union Corporation and Wachovia Corporation had agreed to merge, forming a new company to be named Wachovia. We believe the new Wachovia will be a great company, and we need your help to make it happen.

Today we are asking you to approve the merger, which is described in detail in the enclosed joint proxy statement-prospectus. Your board of directors and I strongly encourage you to vote "For" our merger with Wachovia.

Your vote is very important, and we hope that you will promptly vote your proxy by telephone or through the Internet, as described in the enclosed document, or complete, date, sign and return the proxy card in the enclosed envelope. Whichever method you choose to use, we urge you to take action immediately. Failure to vote will count as a "no" vote for our merger with Wachovia.

In addition, as you may recall, the announcement of the proposed merger led us to cancel our Annual Meeting in April, so if you voted then you will need to vote again. Your board of directors and I strongly encourage you to vote "For" electing the nominated directors, approving the Senior Management Incentive Plan, approving an amendment to our 1998 Stock Incentive Plan and ratifying the independent auditors. We recommend you vote "Against" the shareholder proposal regarding political contributions. More information regarding the reasons behind our recommendations is included in the enclosed document, and we urge you to read it carefully.

We believe this merger will create a better, stronger company. Wachovia and First Union bring distinctive, complementary strengths to the combined company. First Union has invested heavily in technology and in the development of a wide range of products and services. Wachovia has earned national acclaim for its high standard of customer service and long-term client relationships. By blending these strengths, we believe the new Wachovia will provide an excellent platform for delivering superior long-term performance.

Together, we believe we have the opportunity to achieve unusually attractive growth in future years, and that should mean more career development opportunities for employees, more resources for our customers and communities and enhanced value for shareholders. In fact, this merger differs from most other mergers because we believe there will be substantial value creation as it will be immediately additive to cash earnings and thus potentially will expand our stock price.

Here's what we believe this partnership, which will create the No. 1 retail bank on the East Coast in number of branches, deposits and choice, will achieve:

     o Better service for our combined 19 million customers with expanded investment opportunities for clients, more financial products and services for families and significant capital for commercial enterprises and corporate customers.

     o Greater opportunities for our employees for career growth and development.

                                     (over)

     o Enhanced commitment to lead community progress, development and stewardship in our communities, both through our financial resources and by fostering an environment that encourages employees to provide leadership, ideas and time to the communities they serve.

     o Accelerated momentum in the combined company, creating value for shareholders through earnings growth and the capacity for more rapid dividend growth.

As a shareholder of First Union, we invite you to benefit from the strengths of our merged organization. With total assets of approximately $329 billion and market capitalization of $45 billion (based on March 31, 2001, pro forma data), we believe this new company will symbolize financial strength, stability and dependability. We remain confident in our vision and firmly committed to its effective execution.

We look forward to continuing to serve you, and we think you will be pleased as the benefits of this merger become apparent in coming months. Thank you for your support, and thank you for voting "For" the merger with Wachovia.

Sincerely,

/s/ Ken Thompson

G. Kennedy Thompson




NOTE: The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, First Union has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the enclosed copy of the definitive joint proxy statement/prospectus regarding the proposed transaction because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus and other documents filed by First Union and Wachovia with the SEC, at the SEC's Internet site (http://www.sec.gov). Additional copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC and in the joint proxy statement/prospectus.

                THE FOLLOWING MEMORANDUM TO EMPLOYEES WAS POSTED
                       ON FIRST UNION'S INTERNAL WEBSITE

To:      Senior Leaders

From:    David Carroll

Date:    June 29, 2001

Re:      Merger Integration Update

Two months have passed since the announcement of our proposed merger of equals with Wachovia, and strong progress continues on the integration planning for our two companies. As we shared earlier, a transition organization was quickly put in place after the merger announcement, and Bob McCoy and I are extremely pleased with the efforts of this group. I want to update you on the work that has been done and the progress around certain merger consummation activities.

Business Unit Reviews
---------------------
For the last several weeks, key leaders across both companies have worked together to develop recommendations for high-level business strategies, operating models and organizational structures for the new Wachovia. Last week, the Merger Project Office completed reviews of these recommendations for all lines of business. The collaboration and hard work that went into these efforts was tremendous, and we are excited about the opportunities presented for our combined company. Each presentation represented a combination of the best that both companies have to offer, as well as clear next steps for how we would combine products, services and organizational models to best serve our customers.

We know employees are eager to hear the decisions from these meetings. Bud Baker and Ken Thompson have reviewed the recommendations and they are in the process of being finalized. Once this process is complete, we will quickly communicate the high-level operating model for the new Wachovia. We anticipate an announcement in the next two to three weeks.

Leadership Selection
--------------------
An enormous amount of effort has gone into helping ensure that the selection process for positions in the new company is objective, thorough and designed to identify and select the most qualified individuals. Next week, Bud Baker and Ken Thompson will review the selection process with members of senior management of both companies who are expected to comprise the new Operating Committee. These members are expected to share information about the selection process with leaders currently in Tier II--positions directly reporting to members of the Operating Committee--and Tier III. Specifics about the process will be communicated to the broad employee audience during the next few weeks, along with the announcement of the operating model for the new company.

Transition Organization
-----------------------
All groups in the Transition Organization are meeting regularly and have quickly moved forward to establish goals and priorities. The groups include the Merger Steering Committee, Project Management Office, Financial Tracking and Modeling, Integrated Communications, Culture Integration Team, Transition Team and Conversion Task Force. Following are highlights from a few of these areas:

     Culture Integration Team
     First Union and Wachovia have very similar core values. We believe these similarities place us ahead of the curve in creating a common culture in the new company--one that expresses these values in a way that advances our business strategy and goals going forward.

     The initial work from the Culture Team, which is composed of a representative from every business unit in both companies, focused on taking a thorough, objective look at where our cultures are today.

     A Culture Assessment survey will be distributed to every employee in both companies in July. The goal of this project is to enable every employee at Wachovia and First Union to provide input that can be used to build our new company and culture together.

     Customer Experience Team
     We continue to focus on our top priority--our customers. The Customer Experience Team is intensely focused on listening to customers so that we will be prepared to meet their needs following the merger integration. As a part of our efforts, we have initiated marketplace surveys through The Gallup Organization to measure Wachovia and First Union customers' awareness, perceptions and concerns regarding the merger. We believe early survey results indicate that Wachovia and First Union customers are very closely aligned on their awareness and perceptions of the merger. Later research will concentrate on particular areas that our customers may be concerned about. Results will be shared with business strategy leaders to ensure that our customers' financial goals and needs drive the strategic direction of the new Wachovia.

     Transition Team and Conversion Task Force
     The Transition Team and Conversion Task Force are working together on numerous activities in order to transition our companies to form the new Wachovia. These activities fall into eight major categories:

     o  Business strategies/financial aspirations
     o  Business processes
     o  Organizational staffing/models
     o  Products/delivery channels
     o  Brand strategy
     o  Target customers/service delivery models
     o  Facilities/locations
     o  Technology

     Each of these areas is critically important and in most cases interdependent. Employees from both companies are working on these efforts. With high-level business strategies formulated, it is now critical to define these strategies in such detail that we may operationalize them. To that end, the Transition and Conversion teams are primarily focusing on the following activities:

         o Product and System Selection--A process is under way that will identify the products and systems the new Wachovia will offer or require, delivery channels and resource requirements.

         o Work Planning--The teams are crafting a framework that will identify transition- and conversion-related deliverables and interdependencies. As a result, it will be apparent who is accountable, by line of business, for various actions as we transition to the new Wachovia. This flow chart will serve as the blueprint for putting our two companies together, and will provide a perspective for the detailed integration and conversion work plans that will have to be built.

         o Managing Execution Risk--The teams will soon present their recommendations for how we will track and manage execution risk.

Additional Information
----------------------
SunTrust Hostile Takeover Attempt-- In June, the N.C. legislature enacted legislation that stopped SunTrust's attempt to amend Wachovia's bylaws to permit Wachovia's shareholders to call a special meeting on short notice and with a low number of supporting shareholders (provisions not contained in SunTrust's own bylaws). Despite hostile activities, Wachovia and First Union continue to move forward with all aspects of merger integration planning.

Proxy Solicitation-Wachovia and First Union are preparing to mail a joint proxy statement to our respective shareholders. Shareholders should be receiving the documents very soon. If you receive a proxy card - or multiple cards - please be sure to vote your shares promptly, because if you fail to vote it is counted as a `no' vote for the merger. First Union's shareholder meeting is scheduled for July 31, and Wachovia's is scheduled for August 3. Completion of the merger would take place as soon as possible after approval by both companies' shareholders.

SunTrust also is soliciting Wachovia shareholders, asking them to vote against the proposal. Wachovia and First Union executives are meeting with shareholders to help them understand why we believe the Wachovia and First Union deal is the best for shareholders, employees, customers and our communities.

Regulatory Approval--Wachovia and First Union received Hart-Scott-Rodino Anti-Trust clearance on the merger proposal in June. We expect to receive federal regulatory approval in mid-July.

The progress made over the last two months represents strong dedication and desire to provide a smooth integration for employees in both companies. The role of the vast majority of employees who are not involved in merger-related efforts is just as critical as those who are involved--staying focused on our customers and continuing the critical day-to-day operations of both companies.

We will keep you informed of ongoing progress in each area as work is finalized. Thank you for all you are doing to move this merger forward and continue serving our customers.


Note:  The following notice is included to meet certain legal requirements:

In connection with the proposed transaction with Wachovia, on June 27, 2001, First Union filed an amended registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus of First Union and Wachovia. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from stockholders of First Union and Wachovia. Information about the identity of participants in the solicitation and a description of their direct or indirect interests, be security holdings or otherwise, is set forth in an exhibit to the registration statement and in the joint proxy statement/prospectus.

       THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION AND WACHOVIA


   [First Union                                                    [Wachovia
logo appears here]                                            logo appears here]

Friday                                Media Contacts:

June 29, 2001                         First Union: Mary Eshet       704-383-7777
                                      Wachovia:    Ed Hutchins      336-732-4200


                                      Investor Contacts:

                                      First Union: Alice Lehman     704-374-4139
                                      Wachovia: Robert S. McCoy Jr. 336-732-5926
                                                Marsha Smunt        336-732-5788


                  FIRST UNION AND WACHOVIA BEGIN JOINT MAILING
                                 TO SHAREHOLDERS


Charlotte and Winston-Salem, N.C. - First Union Corporation (NYSE: FTU) and Wachovia Corporation (NYSE: WB) today said they had begun their joint mailing of proxy materials to shareholders of both companies. More than 700,000 sets of materials, including the joint proxy statement/prospectus and white proxy cards, are being distributed to Wachovia and First Union shareholders today and through early next week.

At the close of trading today, First Union's proposal to merge with Wachovia was valued at $70.36 per Wachovia share, based on First Union's offer to exchange two shares of First Union for each Wachovia share plus a special payment of $.48 per Wachovia share. This exceeded the current value of SunTrust's unsolicited, hostile bid for Wachovia, which is valued at $70.03, based on SunTrust's stated terms of 1.081 SunTrust shares for each Wachovia share.

First Union: (NYSE: FTU), with $253 billion in assets and stockholders' equity of $16 billion at March 31, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

Wachovia (NYSE: WB) is a major interstate financial holding company offering banking and financial services to individuals primarily in Florida, Georgia, North Carolina, South Carolina and Virginia and to corporations and institutions throughout the United States and globally. Wachovia Corporation is headquartered in Winston-Salem, N.C., and

Atlanta and had assets of $75.6 billion at March 31, 2001. Wachovia's Web site is located at www.wachovia.com.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.


Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on June 27, 2001, First Union filed an amended registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

First Union and Wachovia, and their respective directors and executive officers, and others may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the identity of participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in an exhibit to the registration statement and in the joint proxy statement/prospectus.

THE FOLLOWING ADVERTISEMENT RUN BY WACHOVIA WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE.

                          To All Wachovia Shareholders:

  On April 16, Wachovia and First Union announced a merger agreement. For the
   Wachovia shareholder, we believe the new Wachovia created by our merger of equals will provide solid double-digit earnings growth and the prospect of price/earnings multiple expansion. But don't take just our word for it....

                   Read What The Experts Are Saying About the
                        Wachovia / First Union Merger...

 "Why I favor First Union/Wachovia...1) It's friendly...2) First Union/Wachovia would have a better business mix...3) The cost savings potential in a First
       Union/Wachovia combination is greater than in a SunTrust/Wachovia combination...4) First Union would handle the integration of Wachovia better than SunTrust...5) There is more upside in First Union's stock."

       -- Second Curve Capital: Tom Brown (Bankstocks.com), June 4, 2001

"We now believe that the First Union merger with Wachovia ought to prevail...as the premium of SunTrust's offer has declined---the deal becomes less about top-price and more about the currency of the acquirer. To that end, we believe
                    First Union will offer better returns."

  "SunTrust/Wachovia--A limited ability to grow...As such, like so many other banking mergers, this combination would revolve around cost savings as a means to drive the bottom line in the short run and as capital builds, share repurchases would then contribute to EPS growth. This is not a scenario that drives significant multiple expansion, in our view..."

           -- Deutsche Banc Alex. Brown Inc.: G. Bicher, May 25, 2001

 "Wachovia's argument that First Union has superior technology, a wider product breadth, and greater experience in merging institutions is correct. It does seem likely that a Wachovia/First Union combination would generate higher cash flows at a more rapid rate."

          -- Raymond James & Associates: Richard X. Bove, May 23, 2001

    "At the risk of appearing glib, perhaps the two companies' [Wachovia and SunTrust] opposing views as to whether they got along or not is symptomatic of the issues Wachovia is raising. We would agree that, in looking to combine two companies of some size, management "buy in" of the deal is critical; everyone, at all levels of the organization, needs to be on the same page or the deal will face hurdles out of the starting gate."

      -- Keefe, Bruyette & Woods, Inc.: Marni Pont O'Doherty, May 24, 2001


[FIRST UNION LOGO APPEARS HERE] The new Wachovia  [WACHOVIA LOGO APPEARS HERE]
--------------------------------------------------------------------------------
     If you have any questions regarding the merger, you may call our proxy solicitors at the following hotlines 24 hours a day. Representatives will be able to assist you between 8 a.m. - 6 p.m. EDT. Please leave a message if you call after these hours.

                        MacKenzie Partners: 800-322-2885
                      Georgeson Shareholder: 800-223-2064
--------------------------------------------------------------------------------

                    (Permission to use quotes was received)

In connection with the proposed merger of First Union and Wachovia, First Union filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus. Stockholders are urged to read the definitive joint proxy statement/prospectus with respect to the merger between First Union and Wachovia when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397). Information about the participants in the proxy solicitation is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001, Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001, and the joint proxy statement/prospectus regarding the proposed merger contained in, and Exhibit 99.8 to, First Union's registration statement on Form S-4. The information presented above may contain forward looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING NOTICE WAS POSTED ON FIRST UNION'S INTERNAL WEBSITE


                               Investor Relations
                                    July 2001

First Union's merger with Wachovia is subject to approval by shareholders of both companies. The First Union shareholder vote takes place July 31 in Charlotte, and it is important that all shareholders vote all their shares. First Union must receive approval from holders of a majority of all outstanding shares, not just a majority of shares actually voted. As a result, failing to vote your shares is the same as voting No.

Employee shareholders should begin receiving proxy materials and proxy cards in the mail starting the week of July 2. Please vote your shares as soon as possible. You may sign, date and return the proxy card, or you may vote your shares via telephone or Internet using the voting procedures described on the card. Electronic methods of voting are faster and less expensive to First Union than the mail-in-the-card option.

Keep in mind that you might receive several different mailings and several sets of materials, which most likely is because you acquired your shares of First Union stock in several ways:

    o   Shares you purchased through the employee stock purchase plan.

    o Shares you own as part of your participation in the First Union 401(k) savings plan.

    o   Shares you received as a result of exercising options.

    o   Shares you purchased on your own through a brokerage account.

It is important that you cast your vote for each share you own, which means acting on each set of materials you receive from First Union. Watch for proxy materials to arrive soon, and please be sure to vote all your shares.